ADMINISTRATIVE SERVICES AGREEMENT

THIS ADMINISTRATIVE SERVICES AGREEMENT (this “Agreement”) is entered into as of January 1, 2017, by and among Nassau Reinsurance LLC (“Nassau Re”) and The Phoenix Companies, Inc. (“PNX”), referred to herein individually each as a “Provider” and together as “Providers”, and Phoenix Life Insurance Company, a New York life insurance company (“PLIC”), sometimes referred to herein as the “Recipient”. The Providers and the Recipient shall be referred to herein individually each as a “Party” and collectively as “the Parties.”

WHEREAS, the Providers desire to provide the Recipient with certain support services, and the Recipient requests that the Providers render such services.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, it is agreed among the Parties hereto as follows:

Section 1. SCOPE OF AGREEMENT

a.	Authority. Nassau Re and PNX desire to perform the services set forth herein and PLIC agrees to grant full authority to Nassau Re and PNX to accomplish, effect and execute such services, subject to the limitations, conditions and restrictions contained herein.

b.	Supervision and Control. The services to be performed hereunder pertain to and include certain functions customarily reposited in and performed by the employees and/or officers of PLIC, but at all times the ultimate supervision and control of such functions shall remain with and reside in the respective official or officials of PLIC responsible for any such functions.

c.	Direction by Boards. The performance of services by a Provider for the Recipient pursuant to this Agreement shall in no way impair the absolute control of the business and operations of a Provider or the Recipient by their respective Boards. Each Provider shall act hereunder so as to assure the separate operating identity of the Recipient. The business and operations of the Recipient shall at all times be subject to the direction and control of the Board of the Recipient.

Section 2. RELATIONSHIP BETWEEN THE PARTIES

a.	Independent Contractors. It is understood and agreed that each Party is an independent contractor and shall be free to exercise its judgment and discretion with regard to the performance of its duties hereunder.

b.	Personnel. Whenever a Provider utilizes its personnel to perform services for the Recipient pursuant to this Agreement, such personnel shall at all times remain employees of the Provider, subject solely to its direction and control. The Recipient shall have no direct liability to such employees for their welfare, salaries, fringe benefits, legally required employer contributions and tax obligations. Notwithstanding the foregoing, the Recipient may be liable to the Provider for such costs.

c.	Facilities. No facility of the Provider used in performing services for or subject to use by the Recipient shall be deemed to be transferred, assigned, conveyed or leased by performance or use pursuant to this Agreement.

d.	Standards and Guidelines. In providing services hereunder which require the exercise of judgment by the Provider, the Provider shall perform any such service in accordance with standards and guidelines the Recipient develops and communicates to the Provider, if any. In performing any services hereunder, Provider shall at all times act in a manner reasonably calculated to be in or not opposed to the best interests of PLIC.

Section 3. AUTHORITY AND DUTIES; COST; RECORDS; PAYMENTS

a.	General Duties. The Providers are authorized to perform the duties as set forth on Annex A to this Agreement. With respect to such services, nothing herein shall be deemed to grant the Providers with an exclusive right to provide services to the Recipient, and the Recipient retains the right to contract with any third party, affiliated or unaffiliated, for the performance of services or for the use of facilities as are available to or have been requested by the Recipient pursuant to this Agreement. If and to the extent the Recipient desires any services of the types described herein, it may access designated Provider employees to provide such services. It is understood that each Provider retains the discretion to allocate its internal resources in the fashion it deems appropriate even if that means that the Recipient will have to wait for the requested services, contract for such services elsewhere (including the use of outside vendors), or do without such services.

b.	Cost. The compensation to be paid to the Provider shall reflect the costs (direct and indirect) which the Provider incurs to provide such services. The Provider shall invoice the Recipient on or before the 15th day of the month following the provision of services for the estimated costs of services rendered for the preceding month. Any adjustments required to reflect the Provider’s costs in providing the services hereunder shall be made on a quarterly basis based upon the Provider’s cost analysis, which analysis shall take into account the requirements of New York Insurance Department Regulation 33 with respect to allocation of costs. The Recipient shall also pay to the Provider any applicable state sales, use, service or similar taxes with respect to the services provided hereunder. Notwithstanding the foregoing, the Provider may (1) instruct any third parties to directly bill the Recipient for the Recipient’s cost of the applicable services provided under this Agreement and (2) directly and contemporaneously charge the Recipient the costs or estimated costs of services provided under this Agreement in order to facilitate the normal settlement of expenses related to the services in the ordinary course of business.

c.	Recordkeeping.

1) All records, books, accounts and files necessary, proper and customary for services performed hereunder shall be properly maintained by the Provider for and on behalf of the Recipient. Both the Provider and the Recipient shall maintain its own records in such a way as to disclose clearly and accurately the nature and detail of the transactions between them, including such accounting information as is necessary to support the reasonableness of the charges hereunder and such additional information as PLIC may reasonably request for purposes of its internal bookkeeping and accounting operations.

2) The Provider shall keep such records insofar as they pertain to the computation of charges hereunder available for audit, inspection and copying by the Recipient and persons authorized by it or any governmental agency having jurisdiction over the Recipient during all reasonable business hours.

3) All records shall be maintained in accordance with New York Insurance Department Regulation No. 152 (11 NYCRR 243). In addition to the foregoing, a computer terminal, which is linked to the electronic system that generates the electronic records that constitute the Recipient’s books of account, shall be kept and maintained at the Recipient’s principal office in New York. During all normal business hours, there shall be ready availability and easy access through such terminal (either directly by New York Insurance Department personnel or indirectly with the aid of the Recipient’s employees) to the electronic media used to maintain the records comprising the Recipient’s books of account. The electronic records shall be in a readable form.

4) The Provider shall maintain format integrity and compatibility of the electronic records that constitute the Recipient’s books of account. If the electronic system that created such records is to be replaced by a system with which the records would be incompatible, the Provider shall convert such pre-existing records to a format that is compatible with the new system.

5) The Provider shall maintain acceptable backup (hard copy or another durable medium, as defined in Regulation No. 152, as long as the means to access the durable medium is also maintained at the Recipient’s principal office) of the records constituting the Recipient’s books of account. Such backup shall be forwarded to the Recipient on a quarterly basis and shall be maintained by the Recipient at its principal office in New York.

6) The Provider shall maintain backup records with respect to the services it provides pursuant to this Agreement which shall be available to the Recipient in the event of a disaster. Provider shall maintain and make available its disaster recovery site to the Recipient. The disaster recovery site shall be maintained by PNX. The Provider shall maintain such backup records in accordance with the requirements of Recipient’s record retention policy as provided in writing to the Provider.

d.	Payments.

1) The Recipient shall remit all sums billed by the Providers within fifteen (15) days of receipt of the invoice as invoiced monthly pursuant to Section 3(b), unless the Recipient contests any invoice in good faith. Within thirty (30) days after the end of each fiscal quarter, and also after the termination of this Agreement with respect to any Party, the Provider shall invoice the Recipient for any additional sums owed, or remit to the Recipient any excess sums paid, during the preceding quarter. The Recipient shall pay any additional sums invoiced within fifteen (15) days of receipt of the invoice unless the Recipient is contesting the invoice in good faith. The Provider shall pay any excess sum to the Recipient within fifteen (15) days of determining that any excess sum has been paid by the Recipient.

2) Within sixty (60) days after end of each calendar year, the Provider shall submit to the Recipient a statement of apportioned expenses for such prior calendar year showing the basis for the apportionment of each item. The Recipient may request a written statement from the Provider setting forth, in reasonable detail, the nature of the services rendered or expense incurred and other relevant information to support the charge. Any difference between the amount of the apportioned expenses paid by the Recipient and the amount of the apportioned expenses shall be paid to either the Provider or the Recipient, as the case may be, within fifteen (15) days of the statement of apportioned expenses.

e.	Collection of Premiums. With regard to the collection of premiums, deposits and other remittances from policyholders (including payment of principal or interest on policy loans), the Provider shall act in a fiduciary capacity with respect to such payments, hold such payments for the benefit of the Recipient, and after the required processing of such payments, will immediately deposit such payments in one or more bank accounts established in the name of the Recipient and subject to the control of officers of the Recipient. Reports are reviewed on a daily basis to ensure that all payments are applied in a timely manner.

f.	Audits. The Recipient and persons authorized by it or any governmental agency having jurisdiction over the Recipient shall have the right, at the Recipient’s expense, to conduct an audit of the relevant books, records and accounts of the Provider upon giving reasonable notice of its intent to conduct such an audit. In the event of such audit, the Provider shall give to the party requesting the audit reasonable cooperation and access to all books, records and accounts necessary to audit during normal business hours.

Section 4. TERMINATION

a.	Term. This Agreement shall be for a term of twelve (12) months, beginning on January 1, 2017. This Agreement shall automatically renew thereafter from year-to-year for a like period under the terms and conditions hereof.

b.	Termination by Notice.

1) Each Party to this Agreement shall have the right to terminate this Agreement with respect to such Party for any reason by giving the other Parties written notice received thirty (30) days prior to the effective date of such termination.

2) If this Agreement is terminated by either the Recipient or the Provider, the electronic data processing services shall not be terminated by either Party unless there has been provided one hundred and eighty (180) days or more advance written notice of termination. Subject to the terms (including any limitations and restrictions) of any applicable software licensing agreement then in effect between the Provider and any licensor, the Provider shall, upon termination of this Agreement, grant to the Recipient a perpetual license, without payment of any fee, in any electronic data processing software developed or used by the Provider in connection with the services provided to the Recipient hereunder, if such software is not commercially available and is necessary, in the Recipient’s reasonable judgment, for the Recipient to perform subsequent to termination the functions provided by the Provider hereunder. Upon termination, the Provider shall promptly deliver to the Recipient all books and records that are, or are deemed by this Agreement, the property of the Recipient.

c.	Discretionary Immediate Termination. This Agreement may be immediately terminated upon the mutual consent of all of the Parties upon the occurrence of any of the following events:

1) Sale, transfer, other substantial change of ownership of any Party.

2) The insolvency of any Party, the inability of any Party to pay its debts as they mature, the making of an assignment by any Party for the benefit of creditors, the dissolution of any Party, the appointment of a receiver or liquidator for any Party or for a substantial part of any Party’s property, or the institution of bankruptcy, reorganization, arrangement, insolvency or similar proceedings by or against any Party under the laws of any jurisdiction.

3) Misappropriation of funds or property received hereunder; the failure of any Party to remit the funds due promptly to another Party upon demand, any act of fraud by any Party against another Party; or conduct by any Party that is injurious to another Party’s standing or good name.

4) Default under or violation of this Agreement or any other agreement between or among the Parties.

5) Violation by a Party of the insurance or other laws of the State of New York or any other State.

Section 5. STANDARD OF CARE

The Provider agrees that in performing or providing functions or services hereunder, it shall use that degree of ordinary care and reasonable diligence that an experienced and qualified provider of similar services would use acting in like circumstances and in accordance with the standards, practices and procedures established by the Provider for its own business. The Provider shall perform services hereunder according to servicing standards of the Recipient or such other standards as may be mutually agreed upon by the Parties. Each Party shall comply with all laws, regulations, rules and orders applicable to it. The Provider agrees to maintain sufficient facilities and trained personnel of the kind necessary to perform the services hereunder.

Section 6. GENERAL PROVISIONS

a.	Assignment. No Party shall assign, delegate, transfer, encumber or otherwise dispose of this Agreement, any interest therein, or any rights or obligations hereunder, without the (x) prior written consent of the other Parties, and (y) the approval by the Superintendent of the New York State Department of Financial Services; and any purported assignment, transfer, encumbrance or other disposition without such approval shall be void.

b.	Right to Contract with Third Parties. Nothing herein shall be deemed to grant the Provider an exclusive right to provide services to the Recipient, and the Recipient retains the right to contract with any third party, affiliated or unaffiliated, for the performance of services or for the use of facilities as are available to or have been requested by the Recipient pursuant to this Agreement. The Providers, with the Recipient’s consent, shall have the right to subcontract with any third party, affiliated or unaffiliated, for the performance of services requested by the Recipient provided that the Provider shall remain responsible for the performance of services by any such subcontractors in accordance with the terms of this Agreement; and provided further that the charges for any such services subcontracted to an affiliate shall be determined on the basis described in Section 3. With respect to significant services that are subcontracted, this Agreement shall be amended and filed with the New York Insurance Department for appointing/changing a subcontractor or changing subcontractor services.

c.	Notices. Any notice required or permitted to be given hereunder shall be in writing and shall be deemed duly given if delivered personally, by registered or certified mail, telecopier or electronic mail to the Party for whom it is intended at the following address or such other address as the receiving Party may designate from time to time:

For Nassau Re:

General Counsel
Nassau Re
1 American Row
Hartford, CT 06103

For PNX:

General Counsel
The Phoenix Companies, Inc.
1 American Row
Hartford, CT 06103

For PLIC:

Vice President & Secretary
Phoenix Life Insurance Company
1 American Row
Hartford, CT 06103

d.	Entire Agreement. This Agreement supersedes and makes null and void any and all previous administrative service agreements, whether written or oral, by or among any of the Parties or their predecessors with respect to the type of business to be serviced hereunder, and constitutes the entire agreement between and among the Parties. No amendment to this Agreement shall be valid unless in writing and signed by the Parties. The Parties agree that, to the extent that this Agreement conflicts with the provisions of another agreement between the Parties, this Agreement will govern.

e.	Effective Date. This Agreement shall become effective on January 1, 2017 pending the approval (or, if applicable, expiration of the period for non-disapproval) by the New York Insurance Department.

f.	Subsequent Transactions. In the event any Party forms or acquires, by operation of law or otherwise, additional entities, such additional entities may be added as Parties to this Agreement by executing a joinder to this Agreement in form and substance acceptable to the Parties.

g.	Waiver. No failure to exercise, and no delay in exercising, on the part of any Party hereto, any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege operate as a waiver of any future right to exercise such right, power or privilege.

h.	Severability. If any provision of this Agreement should be deemed invalid under or in conflict with the laws of the State of New York, this Agreement shall be deemed amended to comply with the minimum requirements of such laws without affecting the remaining provisions of this Agreement, provided, however, if a Party believes that the voiding of any provision hereof materially affects the whole Agreement, such Party, by written notice, may terminate this Agreement forthwith.

i.	Choice of Law. This Agreement shall be interpreted under and pursuant to the laws of the State of New York without giving effect to conflicts of law principles.

j.	Sections and Other Headings. The sections and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

k.	Confidential Information. All information furnished by any Party shall be treated as confidential and shall not be disclosed to third parties except as required by law.

l.	Indemnification. The Parties agree to hold one another harmless, defend (with counsel reasonably acceptable to the other Parties) and indemnify one another against any claims, judgments, settlements, costs, expenses or other damages, including reasonable attorney fees, which a Party may suffer or incur as the result of any negligent, fraudulent or unauthorized act, or error or omission, of another Party hereunder.

m.	Safeguarding Customer Information. The Provider shall implement and maintain appropriate measures designed to meet the objectives of Department Regulation No. 173 with respect to safeguarding the Recipient’s customer information and customer information systems. The Provider shall adjust its information security program at the request of the Recipient for any relevant changes dictated by the Recipient’s assessment of risk around its customer information and customer information systems. Confirming evidence that the Provider has satisfied its obligations under this Agreement shall be made available, during normal business hours, for inspection by the Recipient, anyone authorized by the Recipient, and any governmental agency that has regulatory authority over the Recipient’s business activities.

n.	Arbitration. The Parties acknowledge that the expeditious and equitable settlement of disputes arising hereunder is to their mutual advantage. To that end, the Parties agree to use their best efforts to resolve all differences of opinion and to settle all disputes through joint cooperation and consultation between a senior executive officer of each Party to such dispute. Any dispute, alleged breach, interpretation, challenge or disagreement whatsoever arising out of this Agreement that the Parties are unable to settle within sixty (60) days shall be resolved by final and binding arbitration before a panel of three arbitrators serving under the Commercial Arbitration Rules of the American Arbitration Association, each of whom shall be an officer or former officer of a life insurance company and unaffiliated with any of the Parties to this Agreement or their respective affiliates. The fees of the arbitrators shall be borne by the losing Party; provided, however, that if the complaining Party does not obtain all of the relief it seeks, then the defending Party shall bear that portion of the fees as equals a fraction whose numerator is the value of the award made and whose denominator is the value of the relief sought. Each Party to the dispute shall select one arbitrator and such arbitrators shall jointly select a third arbitrator. The arbitration shall be held in New York, New York, unless another location is mutually agreed upon by the Parties. The majority decision of the arbitrators may, but need not, be entered as a judgment in accordance with the provisions of applicable law. With respect to any such arbitration, the Parties hereto each hereby irrevocably submit to the jurisdiction of the United States District Court for the Southern District of New York or any state court located in New York, New York, solely for purposes of compelling arbitration pursuant to this Section or to enforce any interim or final award entered by the arbitrators. If this arbitration provision is for any reason held to be invalid or otherwise inapplicable to any dispute, the Parties hereto agree that any action or proceeding brought with respect to any dispute arising hereunder. or to interpret or clarify any rights or obligations arising hereunder, shall be maintained solely and exclusively in the United States District Court for the Southern District of New York or any state court located in New York, New York.

o.	Contact Person. Each of the Parties shall appoint one or more individuals who shall serve as the Contact Person for the purpose of carrying out the provisions of this Agreement. Each such Contact person shall be authorized to act on behalf of their respective Party or Parties as to the matter pertaining to this Agreement. Effective upon the execution of this Agreement the initial Contact Persons shall be those individuals set forth in Annex A. Each Party shall notify all other appropriate Parties, in writing, as to the name, address and telephone number of any replacement for any such designated Contact Person.

p.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties, intending to be bound, have caused this Agreement to be signed this 1st day of January, 2017.

Nassau Reinsurance LLC

By:
Name: Phil Gass
Title: Chairman & CEO

The Phoenix Companies, Inc.

By:
Name: Phil Gass
Title: CEO

Phoenix Life Insurance Company

By:
Name: Phil Gass
Title: CEO

ANNEX A

SERVICES TO BE PERFORMED

The below services may be performed by the Providers to Phoenix Life Insurance Company:

1.	Accounting: including the maintenance of books and records; the filing of required regulatory reports of a financial nature; the preparation of periodic financial reports; the preparation of projections needed for any business purpose; the preparation of, or assistance in the preparation of, business plans; the preparation of, or the assistance in the preparation of, reports or presentations required for any meeting of a business purpose (such as with regulators, rating agencies, potential targets, potential clients, etc.); participation in regulatory examinations, as needed; customer billing; the reconciliation of all bank account statements; check writing; establishment of internal audit controls; arranging for audits by third parties; and any other matter requiring accounting input or assistance. These services will be provided by PNX.

2.	Actuarial: including the provision of an actuary’s assistance in any matter requiring such expertise; assistance in the development of company plans such as business plans and projections; assistance in financial reporting; assistance in structuring transactions and modeling pricing assumptions; and provision of other actuarial functions such as experience studies, assumption setting, modeling, valuation, product development, pricing, rate setting, as well as regulatory roles such as appointed actuary and illustration actuary. These services will be provided by PNX.

3.	Data Processing: including system development, modification and correction; mainframe computer functions such as CPU usage, disk storage for data; printing; back-up and recovery of data and disaster recovery; technical support for installation of new releases; and establishing network connections. These services will be provided by PNX.

4.	Enterprise Risk Management: including providing the functions typically provided by a chief risk officer; risk modeling; asset-liability matching; regulatory filings and risk framework services such as governance, strategy, policies and procedures for risk identification, monitoring, prioritization, measurement and management. These services will be provided by PNX.

5.	Facilities Management and Mail: including handling the internal pick-up and delivery of all mail and other deliveries transmitted through the United States Postal Service or any private carriers; preparation of materials for mailing; contracting with private carrier for any of the foregoing services; purchasing of office equipment; facilities management; and various miscellaneous office services such as the provision of conference center. These services will be provided by PNX.

6.	General Management: including all other services routinely provided by the Provider, such as, internal consulting, work flow measurements and productivity measurements through the Human Resources Department or its successor; provision for a business resumption plan; and general business advice and guidance from certain senior executives. These services will be provided by PNX.

7.	Human Resources: including assistance in all aspects of human resource management, such as employment; employee relations; career counseling; terminations; equal opportunity; transfers; performance management; organization development; strategic human resource planning; defined benefit; 401(k); flexible benefits (including medical, dental, group life, dependent life and reimbursement accounts); short- and long-term disability design; compliance and administration for both active and retired employees; recordkeeping and establishment; communication and implementation of policies and procedures; compensation consulting and programs for employees and executives. These services will be provided by PNX.

8.	Information Center: including meeting with users to configure systems they need; setting PC and LAN standards and equipment ordering/receiving; dealing with vendors on pricing of hardware and software and negotiating vendor contracts; PC installation and moves; PC hardware repairs; software support and formal/informal classroom training; consulting on developing applications using “shrink-wrapped” software with PCs and servers; operating the help desk for all PC/server hardware and software problem calls; maintaining central file servers; providing current versions of software on servers; and providing back-up and recovery support for files of central and departmental servers. These services will be provided by PNX.

9.	Legal: including the provision of assistance in structuring transactions; legal analysis; drafting of legal documents; review of contracts and other legal documents; investment management advice; litigation management and strategy; assistance in or the conduct of negotiations; applicable legal guidelines to follow; the recommendation of (from a legal viewpoint) a preferred course of action; legal compliance; regulatory compliance; corporate governance; government affairs and lobbying efforts; and other form of assistance requiring the training or expertise of an attorney or paralegal. These services will be provided by PNX.

10.	Marketing/Communications: including the design and implementation of marketing programs to support strategic business goals including digital media; the development and implementation of public relations and name recognition programs including media placements and special events and sponsorships; the design, printing and/or distribution of materials for advertising, regulatory and compliance presentations, awards and incentives; advertising specialties or other reasonable business purposes. These services will be provided by PNX.

11.	Operations: including, oversight of insurance operations and customer service functions, such as call center, policy administration, claims, new business processing, underwriting, suitability, complaint handling, producer contracting, licensing and appointments, and producer compensation. Those Provider employees responsible for claims processing and underwriting will either be properly licensed or have the requisite experience to perform such functions. To the extent that PLIC issues new business, any underwriting functions and services that are performed for or provided to PLIC by a Provider pursuant to this Agreement, it is understood that (i) the Provider shall perform such services in accordance with underwriting guidelines and procedures established by PLIC from time to time and communicated in writing to the Provider by PLIC, (ii) and PLIC shall retain all final underwriting authority. All final claims decisions will be based upon guidelines and procedures established and approved by PLIC from time to time and communicated in writing to the Provider by PLIC, and PLIC retains final approval authority on all claim payments. Payment of claims shall be made using PLIC checks. In performing claim services for PLIC pursuant to this Agreement the Provider shall obtain and maintain all necessary licenses and permits required in order to comply with applicable laws and regulations, including an Independent Adjuster’s License, if necessary. In providing services with respect to this Agreement, the Provider agrees that any and all personal contact or communication, both oral and written, with PLIC’s policyholders, insureds, beneficiaries and applicants will be done in the name of and on behalf of PLIC. The Provider agrees to use PLIC’s letterhead for all such written communications. The Provider further agrees that if any of its employees who have direct contact with PLIC’s policyholders, insureds, beneficiaries, or applicants perform such services from a location outside the State of New York, the Provider will establish and maintain a toll free telephone number for use by PLIC’s policyholders, insureds, beneficiaries and applicants. These services will be provided by PNX, although some of the described services may be provided through contracts with an independent third party administrator which is properly licensed in New York to provide the services.

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12.	Payroll Services: including the issuance of payroll checks or, for all employees electing such service, the arranging of direct deposits; the preparation and maintenance of all records reasonably or statutorily required to support such payments; the effecting of appropriate amounts of withholding for taxes and authorized expenditures for each participating individual; the preparation of and filing of all returns required by any regulatory authority; and compliance with all proper wage executions, and associated collections work. These services will be provided by PNX.

13.	Project Management: including services relating to program and/or project management and business analysis/requirements. These services will be provided by PNX.

14.	Purchasing: including the purchasing of equipment, furniture, supplies, building materials and other items required for the operation of the Recipient; the contracting with suppliers for any of the foregoing, as well as for services, such as cleaning, construction, remodeling or architectural or interior design services, and landscaping services; and preparation of requests for bid for any of the foregoing. These services will be provided by PNX.

15.	Risk Management Services: including obtaining property and liability insurance coverage for Recipient; updating risk location reports for Recipient’s insurance carriers; claim management; reviewing carriers’ billing for accuracy; and assisting the Recipient in obtaining fidelity and other bond coverages as needed. These services will be provided by PNX.

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16.	Strategic Planning, Business Development & Executive Leadership & Management: including corporate and operating group strategy development; business development; executive leadership and management; director and officer services; mergers; acquisitions; joint ventures; divestitures and other business combination facilitation; development and execution of accounting, financial, actuarial, risk, legal and tax policies and strategies. These services will be provided by Nassau Re.

17.	Tax Accounting: including the preparation and maintenance of tax books and records and all supporting documentation therefor; the preparation and filing of all tax reports and returns, as well as the tax-related portion of other reports and returns; development and implementation of appropriate tax plans and postures; analysis of ramifications of product and project proposals from a tax perspective; interfacing with corporate tax counsel on any or all of the above, as well as on the projects upon request, as needed; interfacing with state and federal tax authorities as appropriate, including during the conduct of an audit. These services will be provided by PNX.

18.	Travel/Convention: including scheduling trips; transportation, room reservations; planning itineraries; and other large meetings. These services will be provided by PNX.

19.	Treasury: including the establishment and maintenance of banking contracts and the opening, administration and closing of various types of accounts, including general, special, custodial or other accounts, as needed, for general or corporate purposes; the review of all records with respect thereto, including reconciliations; the establishment of borrowing facilities and administration of borrowed funds; the arrangement and execution of fund transfers; the management of cash to maximize the volume of invested funds, subject to needs for liquidity; the establishment and administration of lockbox facilities; and the tracking and investment of retained asset or other accounts. These services will be provided by PNX.

20.	Special: The Recipient may from time to time request the Provider in writing to perform additional services and the Recipient shall respond in writing, providing an estimate of the cost for such additional services. Thereafter, the Provider shall provide the Recipient with such additional services, if any, as the Parties agreed upon from time to time by a duly executed amendment, subject to the filing requirements of applicable law. These services may be provided by PNX or Nassau as requested by the Recipient.

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The individuals designated below shall be the Contact Person for the specified Party for all purposes of this Agreement:

Party	Contact Person	Address	Telephone Number
Nassau Re	Kostas Cheliotis	One American Row	860-403-5274
P.O. Box 5056
Hartford, CT 06102-5056

PNX	Kostas Cheliotis	One American Row	860-403-5274
P.O. Box 5056
Hartford, CT 06102-5056

PLIC	Kostas Cheliotis	One American Row	860-403-5274
P.O. Box 5056
Hartford, CT 06102-5056

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